UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

American Land Lease, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027118108

(CUSIP Number)

Pamela J. Jones

The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

(303) 640-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Mark A. Danzi, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard

Tampa, Florida 33601

(813) 227-8484

April 15, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No.: 027118108

1.	Name of reporting persons: Terry Considine
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[1]
3.	SEC use only
4.	Source of Funds PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 817,799[2]
8. Shared voting power: 81,079[3]
9. Sole dispositive power: 817,799[4]
10. Shared dispositive power: 81,079[5]

11.	Aggregate amount beneficially owned by each reporting person: 898,878[6]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 10.9%
14.	Type of reporting person: IN

[1]

The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3) (“Section 13(d)(3)”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

[2]

Represents (i) 76,578 shares of common stock (the “Common Stock”) of American Land Lease, Inc. (the “Issuer”) and 106,928 shares of Common Stock subject to stock options that are held directly by Terry Considine and exercisable within 60 days, (ii) 262,331 shares of Common Stock exchangeable upon the conversion of an equal number of partnership units (the “OP Units”) of Asset Investors Operating Partnership, L.P. (the “Partnership”) for which the Issuer is the general partner, within 60 days, directly held by Terry Considine, (iii) 369,962 shares (consisting of 342,197 shares of Common Stock and 27,765 shares of Common Stock subject to the exchange of OP Units convertible into Common Stock within 60 days) held by Titahotwo Limited Partnership, RLLLP (“Titahotwo”), of which Terry Considine serves as the sole general partner, and (iv) 300, 400, 400 and 900 shares of Common Stock held by the Indenture Trust Dated December 16, 1997 For the Benefit of Tucker Teague Arrants, the Indenture Trust Dated July 21, 1999 For the Benefit of Devin Grace Arrants, the Indenture Trust Dated December 5, 2001 For the Benefit of William Galo Rhodes and the Indenture Trust Dated August 23, 2005 For the Benefit of Nicholas Teague Rhodes, respectively, of which Terry Considine is the trustee and may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by these trusts. Terry Considine disclaims beneficial ownership in the shares of Common Stock under (ii), (iii) and (iv). Pursuant to the Partnership’s Agreement of Limited Partnership dated as of April 30, 1997, as amended, the OP Units are convertible by the limited partners for, at the option of the Partnership, either cash or common stock of the Issuer. The Partnership may elect to pay cash upon the conversion of the OP Units and as a result thereof, Terry Considine believes that he currently does not beneficially own the shares of Common Stock that may be exchanged upon conversion of the OP Units for purposes of Rule 13d-3 of the Exchange Act (“Rule 13d-3”); however, because the Partnership may elect to exchange shares of Common Stock for the OP Units, pursuant to Rule 13d-3, Terry Considine may be deemed to beneficially own shares of Common Stock that may be exchanged upon the conversion of the OP Units.

[3]

Represents 81,079 shares of Common Stock held by Considine Family Foundation (“CFF”), a non-profit foundation in which Terry Considine serves as a director and officer. Terry Considine disclaims beneficial ownership in the shares of Common Stock held by CFF.

[4]	See footnote 2 above.
[5]	See footnote 3 above.
[6]	See footnotes 2 and 3 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Titahotwo Limited Partnership, RLLLP (“Titahotwo”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[7]
3.	SEC use only
4.	Source of Funds BK, PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 369,962[8]
8. Shared voting power: 0
9. Sole dispositive power: 369,962[9]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 369,962[10]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 4.7%
14.	Type of reporting person: PN

[7]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[8]

Includes 27,765 shares of Common Stock that may be exchanged upon conversion of 27,765 OP Units. Pursuant to the Partnership’s Agreement of Limited Partnership dated as of April 30, 1997, as amended, the OP Units are convertible by the limited partners for, at the option of the Partnership, either cash or common stock of the Issuer. The Partnership may elect to pay cash upon the conversion of the OP Units and as a result thereof, Titahotwo believes that it currently does not beneficially own the shares of Common Stock that may be exchanged upon conversion of the OP Units for purposes of Rule 13d-3; however, because the Partnership may elect to exchange shares of Common Stock for the OP Units, pursuant to Rule 13d-3, Titahotwo may be deemed to beneficially own shares of Common Stock that may be exchanged upon the conversion of the OP Units. Titahotwo disclaims beneficial ownership of such shares of Common Stock that may be exchanged upon conversion of the OP units.

[9]	See footnote 8 above.
[10]	See footnote 8 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Considine Family Foundation (“CFF”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[11]
3.	SEC use only
4.	Source of Funds PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 81,079
8. Shared voting power: 0
9. Sole dispositive power: 81,079
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 81,079
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 1.0%
14.	Type of reporting person: OO

[11]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).

CUSIP No.: 027118108

1.	Name of reporting persons: Titaho Limited Partnership, RLLLP (“Titaho”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[12]
3.	SEC use only
4.	Source of Funds PF
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 213,436[13]
8. Shared voting power: 0
9. Sole dispositive power: 213,436[14]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 213,436[15]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 2.7%
14.	Type of reporting person: PN

[12]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[13]	Represents (i) 201,090 shares of Common Stock and (ii) 12,346 shares of Common Stock subject to stock options exercisable within 60 days.
[14]	See footnote 13 above.
[15]	See footnote 13 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Terry Considine 1998 April Trust (the “Trust”)
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[16]
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Colorado

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 213,436[17]
8. Shared voting power: 0
9. Sole dispositive power: 213,436[18]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 213,436[19]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 2.7%
14.	Type of reporting person: OO

[16]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[17]

Represents (i) 201,090 shares of Common Stock and (ii) 12,346 shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner.

[18]	See footnote 17 above.
[19]	See footnote 17 above.

CUSIP No.: 027118108

1.	Name of reporting persons: Timothy M. Considine
2.	Check the appropriate box if a member of group (a) ☐ (b) ☒[20]
3.	SEC use only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States citizen

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 213,436[21]
8. Shared voting power: 0
9. Sole dispositive power: 213,436[22]
10. Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 213,436[23]
12.	Check if the aggregate amount in row (11) excludes certain shares	☐
13.	Percent of class represented by amount in row (11): 2.7%
14.	Type of reporting person: IN

[20]	The Reporting Person disclaims membership in or existence of a group for purposes of Section 13(d)(3).
[21]

Represents (i) 201,090 shares of Common Stock and (ii) 12,346 shares of Common Stock subject to stock options exercisable within 60 days that are held by Titaho, for which the Trust is the general partner. Because Timothy M. Considine is the trustee of the Trust, he may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by Titaho, by virtue of his status as the trustee of the general partner. Timothy M. Considine disclaims beneficial ownership of the shares of Common Stock owned by Titaho.

[22]	See footnote 21 above.
[23]	See footnote 21 above.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D of Terry Considine, Titahotwo Limited Partnership, RLLLP (“Titahotwo”), the Considine Family Foundation (“CFF”), Titaho Limited Partnership, RLLLP (“Titaho”), the Terry Considine 1998 April Trust (the “Trust”) and Timothy M. Considine (collectively with Terry Considine, Titahotwo, CFF, Titaho and the Trust, the “Reporting Persons”), filed December 6, 2004, as amended and restated by the Amendment No. 1 to Schedule 13D filed November 17, 2005 and the Amendment No. 2 to Schedule 13D filed February 12, 2008 (collectively, the “Statement”), amends and restates the Statement in its entirety as follows:

Item 1.	Security and Issuer.

This Amendment No. 3 relates to the common stock, par value $0.01 per share (“Common Stock”) of American Land Lease, Inc., (the “Issuer”). The principal executive offices of the Issuer are located at 29399 U.S. Highway 19 North, Suite 320, Clearwater, Florida 33761.

Item 2.	Identity and Background.

(a) This Amendment No. 3 is being filed jointly on behalf of Terry Considine, Titahotwo, CFF, Titaho, The Trust, and Timothy M. Considine. Neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such Reporting Person is a member of a “group” (within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended) with the other Reporting Persons or that any such a group exists. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock held by the other Reporting Persons, other than those reported herein as being owned by such Reporting Person.

Terry Considine is the general partner of Titahotwo, a director and officer of CFF, and a brother of Timothy M. Considine. The Trust is the sole general partner of Titaho. Timothy M. Considine is the trustee of the Trust.

(b) The residence or business addresses of the Reporting Persons are:

Terry Considine

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

Titahotwo

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

Titaho

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

The Trust

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

Timothy M. Considine

c/o The Considine Companies

4582 South Ulster Street, #405

Denver, CO 80237

(c) Terry Considine is the Chairman of the board of directors and Chief Executive Officer of Apartment Investment and Management Company, which is located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237 and whose principal business is to engage in the acquisition, ownership, management and redevelopment of apartment properties. Terry Considine is also the Chairman of the board of directors and Chief Executive Officer of the Issuer, whose principal business is the ownership, development, expansion, management, acquisition and disposition of residential land lease communities.

Titahotwo is organized in the state of Colorado. Its principal business is to make investments and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

CFF is organized in the state of Colorado. It is a 501(c)(3) private foundation and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

Titaho is organized in the state of Colorado. Its principal business is to make investments and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

The Trust is organized in the state of Colorado. Its principal business is to make investments and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

Timothy M. Considine is a certified public accountant with Considine & Considine, a CPA firm, which is located at 1501 Fifth Avenue, Suite 400, San Diego, California 92101.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Terry Considine and Timothy M. Considine are the United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Holdings acquired by Terry Considine:

(a)

Terry Considine acquired 146 shares (adjusted for 1-for-5 reverse stock split on November 21, 1997), assuming the exchange of Common Stock upon conversion of 146 partnership units (the “OP Units”) of Asset Investors Operating Partnership, L.P. (the “Partnership”), on April 30, 1997. Pursuant to the Partnership’s Agreement of Limited Partnership, dated as of April 30, 1997, as amended, the OP Units are convertible by the holder for, at the Partnership’s option, cash or shares of Common Stock. The OP Units were issued to Terry Considine, based on a value of $17.20 per unit (adjusted for 1-for-5 reverse stock split on November 21, 1997), in conjunction with the formation of the Partnership and its subsequent contributions to the Issuer.

(b)	Terry Considine acquired 36,227 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on August 31, 1998. Terry Considine received these OP Units in conjunction with achievement of earnout provisions in connection with the acquisition by the Partnership of certain management contracts and other assets.

(c)	Terry Considine acquired 204,286 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on October 31, 1998. Terry Considine received these OP Units as distributions from FAMAQH Alpha Holdings LLC (“FAM Alpha”) and FAMAQH Beta Holdings LLC (“FAM Beta”). FAM Alpha and FAM Beta owned Financial Asset Management LLC (“FAM”). FAM acquired 676,696 OP units (adjusted for 1-for-5 reverse stock split on November 21, 1997) on November 21, 1997 in exchange for the contribution of certain management contracts and other assets to the Partnership. The OP Units were valued at $17.28 per share (adjusted for 1-for-5 reverse stock split on November 21, 1997).

(d)	Terry Considine acquired 14,640 shares on November 3, 1999. Terry Considine paid cash for the 14,640 shares at the time of purchase in the amount of $12.875 per share. The 14,640 shares were acquired in a privately negotiated purchase.

(e)	Terry Considine acquired 1,630 shares on June 13, 2002. Terry Considine paid cash for the 1,630 shares at the time of purchase in the amount of $14.28 per share. The 1,630 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s Dividend Reinvestment Plan (“DRIP”).

(f)	Terry Considine acquired 4,213 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on June 13, 2002. Terry Considine paid cash for the 4,213 shares at the time of purchase in the amount of $14.28 per share. Terry Considine acquired the 4,213 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(g)	Terry Considine acquired 1,682 shares on August 22, 2002. Terry Considine paid cash for the 1,682 shares at the time of purchase in the amount of $14.08 per share. The 1,682 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(h)	Terry Considine acquired 4,348 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on August 22, 2002. Terry Considine paid cash for the 4,348 shares at the time of purchase in the amount of $14.08 per share. Terry Considine acquired the 4,348 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(i)	Terry Considine acquired 1,788 shares on November 21, 2002. Terry Considine paid cash for the 1,788 shares at the time of purchase in the amount of $13.48 per share. The 1,788 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(j)	Terry Considine acquired 4,622 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on November 21, 2002. Terry Considine paid cash for the 4,622 shares at the time of Purchase in the amount of $13.48 per share. Terry Considine acquired the 4,622 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(k)	Terry Considine was awarded 13,204 shares of restricted stock as compensation for service to the Issuer on February 5, 2003. The shares of restricted stock were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan.

(l)	Terry Considine acquired 345 shares on February 27, 2003. Terry Considine paid cash for the 345 shares at the time of purchase in the amount of $14.29 per share. The 345 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(m)	Terry Considine acquired 4,441 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on February 27, 2003. Terry Considine paid cash for the 4,441 shares at the time of purchase in the amount of $14.29 per share. Terry Considine acquired the 4,441 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(n)	Terry Considine was awarded 5,000 shares of restricted stock as compensation for service to the Issuer on May 6, 2003. The shares of restricted stock were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan.

(o)	Terry Considine acquired 314 shares on May 22, 2003. Terry Considine paid cash for the 314 shares at the time of purchase in the amount of $15.95 per share. The 314 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(p)	Terry Considine acquired 4,048 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on May 22, 2003. Terry Considine paid cash for the 4,048 shares at the time of purchase in the amount of $15.95 per share. Terry Considine acquired the 4,048 shares under the terms of a private placement of OP Units through the reinvestment of distributions.

(q)	Terry Considine acquired options to purchase 10,000 shares on February 5, 2004. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan. The exercise price of the stock options is $19.84 per share. As of February 2, 2008, all of these stock options are exercisable within 60 days.

(r)	Terry Considine was awarded 12,974 shares of restricted stock as compensation for service to the Issuer on February 5, 2004. The shares of restricted stock were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan. On December 31, 2006, Terry Considine forfeited 2,525 of these shares of restricted stock pursuant to the vesting provisions thereof.

(s)	Terry Considine was awarded 11,941 shares of restricted stock as compensation for service to the Issuer on January 25, 2005. The shares of restricted stock were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan. On December 31, 2007, Terry Considine forfeited 5,000 of these shares of restricted stock pursuant to the vesting provisions thereof.

(t)	Terry Considine acquired options to purchase 14,831 shares on January 25, 2005. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan. The exercise price of the stock options is $23.05 per share. As of February 2, 2008, 11,124 of these stock options are exercisable within 60 days.

(u)	Terry Considine is the trustee for the Indenture Trust Dated December 16, 1997 For the Benefit of Tucker Teague Arrants, which acquired 300 shares of Common Stock on August 18, 2005. Such shares were purchased at $23.16 per share through open market.

(v)	Terry Considine is the trustee for the Indenture Trust Dated July 21, 1999 For the Benefit of Devin Grace Arrants, which acquired 400 shares of Common Stock on August 18, 2005. Such shares were purchased at $23.16 per share through open market.

(w)	Terry Considine is the trustee for the Indenture Trust Dated December 5, 2001 For the Benefit of William Galo Rhodes, which acquired 400 shares of Common Stock on August 18, 2005. Such shares were purchased at $23.16 per share through open market.

(x)	Terry Considine is the trustee for the Indenture Trust Dated August 23, 2005 For the Benefit of Nicholas Teague Rhodes, which acquired 900 shares of Common Stock on September 13, 2005. Such shares were purchased at $23.85 per share through open market.

(y)	Terry Considine acquired options to purchase 174,296 shares on February 2, 2006. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan. The exercise price of the stock options is $24.80 per share. As of February 2, 2008, 69,718 of these stock options are exercisable within 60 days.

(z)	Terry Considine was awarded 7,218 shares of restricted stock as compensation for service to the Issuer on February 2, 2006. The shares of restricted stock were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan.

(aa)	Terry Considine acquired options to purchase 80,429 shares on January 31, 2007. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan. The exercise price of the stock options is $27.65 per share. As of February 2, 2008, 16,086 of these stock options are exercisable within 60 days.

(bb)	Terry Considine was awarded 8,367 shares of restricted stock as compensation for service to the Issuer on January 31, 2007. The shares of restricted stock were issued to Terry Considine by the Issuer pursuant to the Issuer’s 1998 Stock Incentive Plan.

(cc)	Terry Considine was awarded 5,000 shares of restricted stock as compensation for service to the Issuer on February 14, 2008. The shares of restricted stock were issued to Terry Considine pursuant to the Issuer’s 1998 Stock Incentive Plan.

(b)	Holdings acquired by Titahotwo:

(a)	Titahotwo acquired 34,561 shares (adjusted for 1-for-5 reverse stock split on November 21, 1997) on June 20, 1997. The shares were acquired in a privately negotiated purchase at a price of $18.00 per share (adjusted for 1-for-5 reverse stock split on November 21, 1997). The purchase was funded from certain borrowings under a credit facility with Merrill Lynch and such borrowings have been paid back.

(b)	Titahotwo acquired 2,208 shares on August 6, 1998. The 2,208 shares were acquired as the result of exercising options to purchase shares of the Issuer, which options were issued pursuant to the terms of the Issuer’s Stock Incentive Plan. Titahotwo executed a promissory note payable to the Issuer for the 2,208 shares at the time of option exercise in the amount of $13.895 per share. The promissory note was paid in full on February 29, 2000.

(c)	Titahotwo acquired 1,005 shares on September 20, 1999. The 1,005 shares were acquired as the result of exercising options to purchase shares of the Issuer, which options were issued pursuant to the terms of the Issuer’s Stock Incentive Plan. Titahotwo executed a promissory note payable to the Issuer for the 1,005 shares at the time of option exercise in the amount of $8.41 per share. The promissory note was paid in full on February 29, 2000.

(d)	Titahotwo acquired 137,580 shares on October 31, 1999. Titahotwo acquired the 137,580 shares in conjunction with the merger of Titahothree Limited Partnership, RLLLP into Titahotwo.

(e)	Titahotwo acquired 3,000 shares on November 3, 1999. Titahotwo paid cash for the 3,000 shares at the time of purchase in the amount of $12.875 per share. The 3,000 shares were acquired in a privately negotiated purchase.

(f)	Titahotwo acquired 25,471 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on March 7, 2000. Titahotwo paid cash for the 25,471 shares at the time of purchase in the amount of $12.00 per share. The 25,471 shares were acquired in a privately negotiated purchase.

(g)	Titahotwo acquired 43,835 shares on August 11, 2000. Titahotwo acquired the 43,835 shares in conjunction with the merger of Commercial Assets, Inc. with the Issuer.

(h)	Titahotwo acquired 3,890 shares on June 13, 2002. Titahotwo paid cash for the 3,890 shares at the time of purchase in the amount of $14.28 per share. The 3,890 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(i)	Titahotwo acquired 446 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on June 13, 2002. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $14.28 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(j)	Titahotwo acquired 4,014 shares on August 22, 2002. Titahotwo paid cash for the 4,014 shares at the time of purchase in the amount of $14.08 per share. The 4,014 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(k)	Titahotwo acquired 460 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on August 22, 2002. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $14.08 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(l)	Titahotwo acquired 4,267 shares on November 21, 2002. Titahotwo paid cash for the 4,267 shares at the time of purchase in the amount of $13.48 per share. The 4,267 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(m)	Titahotwo acquired 489 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on November 21, 2002. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $13.48 per share. Titahotwo acquired the OP Units under the terms of a private placement of through the reinvestment of distributions.

(n)	Titahotwo acquired 4,100 shares on February 27, 2003. Titahotwo paid cash for the 4,100 shares at the time of purchase in the amount of $14.29 per share. The 4,100 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(o)	Titahotwo acquired 470 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on February 27, 2003. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $14.29 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(p)	Titahotwo acquired 3,737 shares on May 22, 2003. Titahotwo paid cash for the 3,737 shares at the time of purchase in the amount of $15.95 per share. The 3,737 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(q)	Titahotwo acquired 429 shares, assuming the exchange of Common Stock upon conversion of the OP Units, on May 22, 2003. Titahotwo paid cash for the OP Units at the time of purchase in the amount of $15.95 per share. Titahotwo acquired the OP Units under the terms of a private placement through the reinvestment of distributions.

(r)	Titahotwo acquired 100,000 shares on April 29, 2005 for no consideration through a capital contribution from Titaho.

(c)	Holdings acquired by CFF:

(a)	CFF acquired 78,455 shares on December 27, 2002. CFF received the shares as a charitable contribution from Terry Considine.

(b)	CFF acquired 1,373 shares on February 27, 2003. CFF paid cash for the 1,373 shares at the time of purchase in the amount of $14.29 per share. The 1,373 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(c)	CFF acquired 1,251 shares on May 22, 2003. CFF paid cash for the 1,251 shares at the time of purchase in the amount of $15.95 per share. The 1,251 shares were acquired through reinvesting dividends paid by the Issuer under the terms of the Issuer’s DRIP.

(d)	Holdings acquired by Titaho:

(a)	Titaho acquired options to purchase 300,000 shares of Common Stock on June 1, 1998 from Terry Considine for $1.30 per share of stock options. The stock options were issued to Terry Considine by the Issuer on April 21, 1998 subject to stockholders’ subsequent approval of the Issuer’s Stock Incentive Plan. Such approval was received on June 30, 1998. The exercise price of the stock options was $19.375 per share. Titaho exercised this option in full on April 15, 2008. Titaho paid the exercise price for 26,232 shares in cash and for 24,858 shares through a net issue election in which the Issuer withheld 248,910 shares in satisfaction of the exercise price. Pursuant to this exercise, Titaho acquired a total of 51,090 shares of Common Stock.

(b)	Titaho acquired 150,000 shares, subject to stock options to purchase shares, on February 5, 2002. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s Stock Incentive Plan and simultaneously sold by Terry Considine to Titaho for $1.00 per share of stock options. The exercise price of the stock options was $13.50 per share. On May 11, 2005, Titaho exercised the stock options to purchase 150,000 shares of Common Stock.

(c)	Titaho acquired 12,346 shares, subject to stock options to purchase shares, on February 5, 2003. The stock options were issued to Terry Considine by the Issuer pursuant to the Issuer’s Stock Incentive Plan and simultaneously sold by Terry Considine to Titaho for $0.81 per share of stock options. The exercise price of the stock options is $14.39 per share. All of the 12,346 options are vested.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares covered by this Amendment No. 3 from time to time primarily for investment purposes. Terry Considine received certain of the shares covered by this Amendment No. 3 as compensation. Terry Considine serves as Chairman of the board of directors and Chief Executive Officer of the Issuer. In those roles, Terry Considine is involved from time to time on behalf of the Issuer in management and board of director consideration of matters specified in Item 4 of Schedule 13D.

Each of the Reporting Persons intends to review his or its respective investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Persons may deem material in making their investment decisions, the Reporting Persons may purchase additional Common Stock or OP Units in open market or private transactions, may redeem the OP Units, may sell all or any portion of the Common Stock or OP Units currently owned or hereafter acquired by the Reporting Persons, either in open market or private transactions, or may take other steps to increase, decrease or hedge his or its investment in the Issuer. In addition, the Issuer may grant to Terry Considine additional Common Stock or additional stock options to purchase Common Stock, and Mr. Considine may exercise vested stock options identified in Item 3 above or awarded to him in the future.

Except as described above, the Reporting Persons currently have no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon the Issuer’s most recent Annual Report on Form 10-K, there were issued and outstanding 7,866,000 shares of Common Stock as of February 27, 2008.

Terry Considine beneficially owns 898,878 shares of Common Stock, representing 10.9% of the Issuer’s outstanding Common Stock. Of the shares of Common Stock beneficially owned by Terry Considine, (i) 76,578 shares of Common Stock and options to purchase 106,928 shares of Common Stock exercisable within 60 days are held directly by Terry Considine; (ii) 262,331 shares potentially issuable with respect to OP Units convertible within sixty days into either Common Stock or Cash, at the Issuer’s election, are directly held by Terry Considine; (iii) 369,962 shares (consisting of 342,197 shares of Common Stock and 27,765 shares of Common Stock potentially issuable with respect to OP Units convertible within sixty days into either Common Stock or Cash, at the Issuer’s election) are held by Titahotwo, a registered limited liability limited partnership in which Terry Considine serves as the general partner; (iv) 300, 400, 400 and 900 shares of Common Stock are held by the Indenture Trust Dated December 16, 1997 For the Benefit of Tucker Teague Arrants, the Indenture Trust Dated July 21, 1999 For the Benefit of Devin Grace Arrants, the Indenture Trust Dated December 5, 2001 For the Benefit of William Galo Rhodes and the Indenture Trust Dated August 23, 2005 For the Benefit of Nicholas Teague Rhodes, respectively, for which trusts Terry Considine is the trustee; and (v) 81,079 shares of Common Stock are held by CFF, a private foundation, in which Terry Considine serves as a director and officer. Terry Considine disclaims beneficial ownership in the shares of Common Stock under (ii), (iii), (iv) and (v).

Titahotwo beneficially owns 369,962 shares of Common Stock, representing 4.7% of the Issuer’s outstanding Common Stock. Of the shares of Common Stock beneficially owned by Titahotwo, (i) 342,197 shares of Common Stock are held directly by Titahotwo; (ii) 27,765 shares potentially issuable with respect to OP Units convertible within sixty days into either Common Stock or Cash, at the Issuer’s election. Titahotwo disclaims beneficial ownership in the shares of Common Stock under (ii).

CFF beneficially owns 81,079 shares of Common Stock representing 1.0% of the Issuer’s outstanding Common Stock.

Titaho beneficially owns 201,090 shares of Common Stock and 12,346 shares of Common Stock subject to stock options exercisable within 60 days, representing 2.7% of the Issuer’s outstanding Common Stock.

The Trust beneficially owns 201,090 shares of Common Stock and 12,346 shares of Common Stock subject to stock options exercisable within 60 days, representing 2.7% of the Issuer’s outstanding Common Stock, by virtue of its status as the general partner of Titaho.

Timothy M. Considine beneficially owns 201,090 shares of Common Stock and 12,346 shares of Common Stock subject to stock options exercisable within 60 days, representing 2.7% of the Issuer’s outstanding Common Stock, by virtue of his status as the trustee of the Trust, which is the general partner of Titaho. Timothy M. Considine disclaims beneficial ownership of the 213,436 shares held by Titaho.

(b)	Terry Considine has

sole power to vote:	817,799	shares of Common Stock
shared power to vote:	81,079	shares of Common Stock
sole power to dispose of:	817,799	shares of Common Stock
shared power to dispose of:	81,079	shares of Common Stock

Terry Considine shares power to vote and power to dispose of 81,079 shares of Common Stock held by CFF with the following persons: Elizabeth C. Considine, Hollis H. Considine, Thalia O. Considine and Elizabeth R. Considine (the “Other Persons”).

Elizabeth C. Considine is President and a director of CFF. Each of Hollis H. Considine, Thalia O. Considine and Elizabeth R. Considine is a director of CFF. Their business addresses are c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237. CFF is a 501(c)(3) private foundation organized in the state of Colorado. Its principal business is to make charitable grants and its address is c/o The Considine Companies, 4582 South Ulster Street, #405, Denver, CO 80237.

None of the Other Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Other Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the Other Persons are the United States citizens.

Titahotwo has

sole power to vote:	369,962	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	369,962	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

CFF has

sole power to vote:	81,079	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	81,079	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

Titaho has

sole power to vote:	213,436	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	213,436	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

The Trust has

sole power to vote:	213,436	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	213,436	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

Timothy M. Considine has

sole power to vote:	213,436	shares of Common Stock
shared power to vote:	0	shares of Common Stock
sole power to dispose of:	213,436	shares of Common Stock
shared power to dispose of:	0	shares of Common Stock

(c) Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or investment control over the securities thereof.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Terry Considine is a party to an Agreement of Limited Partnership of Asset Investors Operating Partnership, L.P. dated as of April 30, 1997, as amended as of April 1, 2000, May 3, 2002 and February 23, 2005, which provides, among other things, that, the OP Units are convertible by the limited partners thereof for, at the option of the Partnership, either cash or shares of the Issuer’s Common Stock.

Terry Considine is a party to a Pledged Collateral Account Control Agreement dated January 3, 2008, with Merrill Lynch Private Finance, Inc. and Merrill, Lynch, Pierce, Fenner & Smith, Inc., pursuant to which Terry Considine has pledged certain shares of Common Stock covered by this Amendment No. 3 as partial collateral for loans for which he is a pledgor.

Terry Considine and the Issuer are parties to Stock Option Agreements and Restricted Stock Agreements with respect to the vested and unvested options and the shares of restricted stock identified in Item 2 above.

The Stock Option Agreements evidence the grant by the Issuer of options to purchase shares of Common Stock pursuant to the terms of the Issuers 1998 Stock Incentive Plan. The number of shares of Common Stock subject to the option, the exercise price of the option, the date on which the option vests and becomes exercisable and the date on which the option expires are each established by the Issuer’s board of directors or Compensation Committee and set forth in the Stock Option Agreement. Terry Considine has no right to exercise these options until and then only to the extent that such options have vested. Pursuant to the Stock Option Agreements, in the event of the termination of Terry Considine’s employment, the options may be exercised to the extent they are vested as of the date of termination, as follows: (a) in the event of Terry Considine’s death or disability, the option will fully vest and be exercisable until the expiration date for all option shares; (b) if Terry Considine’s employment terminates other than by reason of his death, disability or for cause, the vested portion of the option will generally be exercisable for a period of ninety (90) days following such termination; and (c) if Terry Considine’s employment terminates for cause, the option will terminate immediately on the date of such termination. Pursuant to the Stock Option Agreements, all of Terry Considine’s stock options will vest upon a change of control of the Issuer.

The Restricted Stock Agreements evidence the grant by the Issuer of shares of restricted stock pursuant to the terms of the Issuer’s 1998 Stock Incentive Plan, and set forth the vesting schedule for such shares. Pursuant to the Restricted Stock Agreements, Terry Considine’s shares of restricted stock are subject to forfeiture upon the occurrence of certain events. Terry Considine’s shares of restricted stock may be described as either “time-based” restricted stock or “performance-based” restricted stock. Any unvested, time-based shares of restricted stock are subject to forfeiture in the event Terry Considine’s employment is terminated other than for death or disability. Any unvested, performance-based shares of restricted stock are also subject to forfeiture on such termination events. Performance-based shares of restricted stock are also subject to forfeiture if the Issuer fails to achieve pre-established performance milestones as of a measuring date. The performance milestone and measuring date for performance-based restricted shares are set forth in the applicable Restricted Stock Agreement. In the event of (a) a termination of Terry Considine’s employment due to the employee’s death or disability, or (b) a change of control of the Issuer, 100% of his then unvested restricted stock will vest. Terry Considine may not sell, transfer or assign unvested shares of restricted stock, but he has all other rights of a stockholder with respect to such shares (including, without limitation, the right to vote such shares and receive any dividends declared thereon).

Titahotwo is a party to a Credit Agreement dated as of October 18, 2005 (the “Credit Agreement”), with U.S. Bank National Association, as amended as of August 31, 2006, August 31, 2007 and December 7, 2007, which provides for a revolving line of credit to Titahotwo secured by certain shares of Common Stock and certain OP Units covered by this Amendment No. 3.

Titahotwo is a party to a Collateral Assignment of Limited Partnership Interests dated as of October 18, 2005, in favor of U.S. Bank National Association, which provides for collateral assignment of certain OP Units covered by this Amendment No. 3 in connection with the Credit Agreement.

Titaho and Titahotwo are parties to a Combined Pledge Agreement dated as of October 18, 2005, in favor of U.S. Bank National Association, which provides for a security interest to the bank in certain shares of Common Stock and certain OP Units covered by this Amendment No. 3 in connection with the Credit Agreement.

Titaho is a party to a Stock Option Agreement with the Issuer with respect to stock options acquired by Titaho from Terry Considine. Such Stock Option Agreement provides for terms substantially similar to those described above with respect to Terry Considine’s Stock Option Agreements with the Issuer.

Titahotwo and Titaho are parties to a Credit Agreement dated as of March 30, 2007 (the “2007 Credit Agreement”), with U.S. Bank National Association, as amended as of December 7, 2007, which provides for a revolving line of credit to Titahotwo and Titaho. Titaho is a party to a Pledge Agreement dated as of March 30, 2007, in favor of U.S. Bank National Association, which provides for a potential security interest to the bank in certain shares of Common Stock covered by this Amendment No. 3 if funds are borrowed under the 2007 Credit Agreement. As of the date of this Amendment No. 3, no funds have been borrowed under this line of credit.

Except as described above, there are no contracts, arrangements, understandings or similar relationship between the Reporting Persons and any other person or entity with respect to any securities of the Issuer.

References to, and descriptions of, the Agreement of Limited Partnership of Asset Investors Operating Partnership, L.P. (and amendments thereto), Stock Option Agreements, Restricted Stock Agreements, Credit Agreement (and amendments thereto), Collateral Assignment of Limited Partnership Interests, Combined Pledge Agreement and 2007 Credit Agreement set forth above in this Item 6 are qualified in their entirety by reference to the copies of such agreements and instruments referenced as exhibits to this Amendment No. 3, and such agreements and instruments are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement dated November 10, 2004*

Exhibit 2.	Agreement of Limited Partnership of Asset Investors Operating Partnership, L.P. dated as of April 30, 1997, as amended as of April 1, 2000, May 3, 2002 and February 23, 2005**

Exhibit 3.	Credit Agreement dated as of October 18, 2005*

Exhibit 4.	First Amendment to Credit Agreement dated as of August 31, 2006*

Exhibit 5.	Second Amendment to Credit Agreement dated as of August 31, 2007*

Exhibit 6.	Third Amendment to Credit Agreement dated as of December 7, 2007*

Exhibit 7.	Collateral Assignment of Limited Partnership Interests dated as of October 18, 2005*

Exhibit 8.	Combined Pledge Agreement dated as of October 18, 2005*

Exhibit 9.	Pledged Collateral Account Control Agreement dated January 3, 2008*

Exhibit 10.	Credit Agreement dated as of March 30, 2007*

Exhibit 11.	Pledge Agreement dated as of March 30, 2007*

Exhibit 12.	First Amendment to Credit Agreement and Amendment to Note dated December 7, 2007*

Exhibit 13.	Form of Stock Option Agreement***

Exhibit 14.	Form of Restricted Stock Agreement****

*	Previously filed.
**	Agreement of Limited Partnership and April 1, 2000 and May 3, 2002 amendments previously filed. February 23, 2005 amendment incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 10, 2006.
***	Incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 9, 2006.
****	Incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 9, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2008	/s/ Terry Considine
Terry Considine

Dated: April 25, 2008	Titahotwo Limited Partnership, RLLLP

	By:	/s/ Terry Considine
	Name:	Terry Considine
	Title:	General Partner

Dated: April 25, 2008	Considine Family Foundation

	By:	/s/ Elizabeth C. Considine
	Name:	Elizabeth C. Considine
	Title:	President

Dated: April 25, 2008	Titaho Limited Partnership, RLLLP

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee for the general partner, Terry Considine 1998 April Trust

Dated: April 25, 2008	Terry Considine 1998 April Trust

	By:	/s/ Timothy M. Considine
	Name:	Timothy M. Considine
	Title:	Trustee

Dated: April 25, 2008	/s/ Timothy M. Considine
	Name:	Timothy M. Considine